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                                                                    Exhibit 12.1

                               SEMCO ENERGY, Inc.
                       Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

                                                                       Years ended December 31,
                                                       ---------------------------------------------------------
                   Description                           2005        2004       2003         2002        2001
-------------------------------------------------      ---------   --------    -------     --------    ---------
Earnings as defined (a)
Income (loss) before income taxes, dividends
     on trust preferred securities, discontinued
     operations & extraordinary items                  $ 17,758    $ 3,689     $  (864)    $ 33,777    $ 21,338
Fixed charges as defined                                 43,999     45,262      47,208       43,956      44,142
Add distributed earnings of equity investees              1,310        772       1,117        1,154         873
Less reported earnings of equity investees               (1,623)    (1,755)     (1,604)      (1,506)     (1,356)
Less preference securities dividend requirements
     of consolidated subsidiaries                             -          -      (6,616)     (13,232)    (13,235)
                                                       --------    -------     -------     --------    --------
     Earnings as defined                               $ 61,444    $47,968     $39,241     $ 64,149    $ 51,762
                                                       ========    =======     =======     ========    ========
Fixed charges as defined (a)
Interest expensed and capitalized                      $ 39,551    $40,663     $37,316     $ 29,817    $ 30,044
Amortization of debt costs and debt
     basis adjustments                                    3,507      3,630       2,369          158          27
Estimate of Interest within rental expense                  941        969         907          749         836
Preference securities dividend requirements
     of consolidated subsidiaries                             -          -       6,616       13,232      13,235
                                                       --------    -------     -------     --------    --------
     Fixed charges as defined                          $ 43,999    $45,262     $47,208     $ 43,956    $ 44,142
                                                       ========    =======     =======     ========    ========
Ratio of earnings to fixed charges                         1.40       1.06          (b)        1.46        1.17
                                                       ========    =======     =======     ========    ========

Notes:

(a) "Earnings" and "fixed charges" as defined in instructions for Item 503 of Regulation S-K.

(b) For 2003, the ratio of earnings to fixed charges was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $8.0 million.